Exhibit 99.1

OCEAN RIG UDW INC. REPORTS FINANCIAL AND OPERATING RESULTS
 FOR THE THIRD QUARTER 2017

November 15, 2017, Grand Cayman, Cayman Islands - Ocean Rig UDW Inc. (NASDAQ:ORIG), ("Ocean Rig" or the "Company"), an international contractor of offshore deepwater drilling services, today announced its unaudited financial and operating results for the quarter ended September 30, 2017.

Third Quarter 2017 Highlights
➢	For the third quarter of 2017, the Company reported net loss of $234.0 million, or $26.36 basic and diluted loss per share.
Included in the third quarter 2017 results are:
-	Reorganization gain, net of $1,069.1 million, or $120.43 per share, associated with the Company's debt restructuring.
-	Non-cash losses of $1,048.8 million, or $118.15 per share, associated with the impairment of the book value of the Company's drilling units.
-	Non-cash losses of $204.6 million, or $23.05 per share, associated with the issuance of shares upon restructuring.
-	Non-cash write offs of $47.2 million, or $5.32 per share, associated with the discharge of the Company's previous Term Loan Facilities and Senior Notes, included in interest and finance costs.
-	Special period survey costs of $16.1 million, or $1.81 per share, associated with the Ocean Rig Mykonos and the Ocean Rig Corcovado, included in operating expenses.
Excluding the above items, the Company would have reported net income of $13.6 million, or $1.54 per share.
➢	The Company reported Adjusted EBITDA(1) of $120.4 million for the third quarter of 2017.
➢	Our fleet under contract achieved a revenue efficiency of 98.0% for the third quarter of 2017.

(1) Adjusted EBITDA is a non-GAAP measure; please see later in this press release for reconciliation to net income

➢	On November 3, 2017, an extraordinary general meeting of our shareholders was held, in which:
-	The Second Amended and Restated Memorandum and Articles of Association were adopted.
-
Our Board of Directors was increased to consist of seven directors, of which four directors were appointed by our Chairman and Chief Executive Officer, Mr. George Economou, and three directors, were appointed by our major outside shareholders.

George Economou, Chairman and Chief Executive Officer of the Company, commented:
"Following the successful completion of our restructuring, we now have the "best in class" balance sheet in the deepwater drilling industry that allows us to wait for the recovery in the underlying market, regardless of when this occurs. Coupled with our strong operational track record and the quality of our drilling units, this will assist us in better servicing our clients and pursue opportunities as they arise. "

Financial Review: 2017 Third Quarter
The Company recorded net loss of $234.0 million, or $26.36 basic and diluted loss per share, for the three-month period ended September 30, 2017, as compared to a net income of $38.9 million, or $4,335.68 basic and diluted earnings per share(1), for the three-month period ended September 30, 2016.
Revenues decreased by $134.1 million to $200.9 million for the three-month period ended September 30, 2017, as compared to $335.0 million for the same period in 2016.
Drilling units' operating expenses decreased to $79.4 million (including $16.1 million of special survey costs, associated with the Ocean Rig Mykonos and the Ocean Rig Corcovado) and total depreciation and amortization decreased to $32.4 million for the three-month period ended September 30, 2017, from $103.7 million and $83.1 million, respectively, for the three-month period ended September 30, 2016. Total general and administrative expenses decreased to $14.9 million in the third quarter of 2017 from $23.2 million during the same period in 2016. Impairment loss amounted to $1,048.8 million for the three-month period ended September 30, 2017, with no such loss in the corresponding period in 2016. Reorganization gain, net and loss from issuance of shares upon restructuring, amounted to $864.5 million for the three-month period ended September 30, 2017, with no such gain in the corresponding period in 2016.
Interest and finance costs, net of interest income, increased to $110.9 million (including $47.2 million of non-cash write-offs, associated with the discharge of the Company's previous Term Loan Facilities and Senior Notes) for the three-month period ended September 30, 2017, compared to $55.3 million for the three-month period ended September 30, 2016.

(1) Share and per share data for 2016 give effect to a 1-for-9,200 reverse stock split, which became effective on September 22, 2017.

Operating Fleet
The table below describes our operating fleet profile as of November 10, 2017:
   Total backlog as of November 10, 2017 amounted to $1.0 billion.
Unit	Year built	Redelivery
Leiv Eiriksson	2001	Q1 – 18
Ocean Rig Corcovado	2011	Q2 – 18
Ocean Rig Poseidon	2011	Q1 - 18
Ocean Rig Mykonos	2011	Q1 – 18
Ocean Rig Skyros	2013	Q3 – 21

Note: The units Eirik Raude, Ocean Rig Olympia, Ocean Rig Apollo, Ocean Rig Mylos, Ocean Rig Paros and Ocean Rig Athena, have completed their preservation works and are currently cold stacked in Greece, remaining available for further employment.

Ocean Rig UDW Inc.

Financial Statements
Unaudited Interim Condensed Consolidated Statements of Operations

(Expressed in thousands of U.S. Dollars except for share and per share data)	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2017	2016	2017

REVENUES:
Revenues	$335,043	$200,851	$1,295,606	$788,168

EXPENSES:
Drilling units operating expenses	103,676	79,425	360,674	225,619
Depreciation and amortization	83,102	32,383	251,868	95,032
Impairment loss	-	1,048,828	-	1,048,828
Loss on sale of assets	-	16	-	155
General and administrative expenses	23,171	14,878	68,976	45,970
Legal settlements and other, net	(1,128)	4,000	(7,805)	4,000

Operating income/(loss)	126,222	(978,679)	621,893	(631,436)

OTHER INCOME/(EXPENSES):
Interest and finance costs, net of interest income	(55,340)	(110,877)	(170,032)	(232,086)
Gain/ (Loss) on interest rate swaps	2,071	-	(4,476)	-
Reorganization gain, net	-	1,069,113	-	1,028,070
Loss from issuance of shares upon restructuring	-	(204,595)	-	(204,595)
Gain from repurchase of senior notes	-	-	125,001	-
Other, net	5,498	1,764	5,488	2,976
Income taxes	(39,521)	(10,736)	(94,856)	(47,748)
Total other income/(expenses), net	(87,292)	744,669	(138,875)	546,617

Net income/(loss) attributable to Ocean Rig UDW Inc.	$38,930	$(234,010)	$483,018	$(84,819)

Net income/(loss) attributable to Ocean Rig UDW Inc. common stockholders	$38,812	$(234,010)	$481,835	$(84,819)

Earnings/(loss) per common share, attributable to common stockholders, basic and diluted (1)	$4,335.68	$(26.36)	$43,518.33	$(28,30)
Weighted average number of common shares, basic and diluted (1)	8,949	8,877,058	11,072	2,997,480

(1) Share and per share data for 2016 give effect to a 1-for-9,200 reverse stock split and for 2017 the issuance of 90,651,603 shares, both became effective on September 22, 2017.

Ocean Rig UDW Inc.

Unaudited Condensed Consolidated Balance Sheets

(Expressed in Thousands of U.S. Dollars)	December 31, 2016	September 30, 2017

ASSETS
Cash, cash equivalents and restricted cash (current and non-current)	$772,966	$743,130
Other current assets	326,983	155,457
Advances for drilling units under construction and related costs	545,469	-
Drilling units, machinery and equipment, net	2,438,292	1,877,537
Other non-current assets	7,834	9,454
Total assets	4,091,544	2,785,578

LIABILITIES AND STOCKHOLDERS' EQUITY

Total debt, net of deferred financing costs	3,887,773	567,063
Total other liabilities	193,021	95,221
Total stockholders' equity	10,750	2,123,294
Total liabilities and stockholders' equity	$4,091,544	$2,785,578

SHARE COUNT DATA
Common stock issued (1)	17,486	90,660,578
Less: Treasury stock (1)	(8,511)	-
Common stock issued and outstanding (1)	8,975	90,660,578

(1) Share and per share data for 2016 give effect to a 1-for-9,200 reverse stock split and for 2017 the issuance of 90,651,603 shares, both became effective on September 22, 2017.

Adjusted EBITDA Reconciliation
Adjusted EBITDA represents earnings before interest, taxes, depreciation and amortization, class survey costs, impairment loss, loss on sale of assets, reorganization gain, loss from issuance of shares, gain from repurchase of senior notes and gains or losses on interest rate swaps. Adjusted EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles, or U.S. GAAP, and our calculation of adjusted EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is included herein because it is a basis upon which the Company measures its operations. Adjusted EBITDA is also used by our lenders as a measure of our compliance with certain covenants contained from time to time, in our loan agreements and because the Company believes that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness.
The following table reconciles net income to Adjusted-EBITDA:

(Dollars in thousands)	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2017	2016	2017
Net income/(loss)	$38,930	$(234,010)	$483,018	$(84,819)

Add: Net interest expense	55,340	110,877	170,032	232,086
Add: Depreciation and amortization	83,102	32,383	251,868	95,032
Add: Impairment loss	-	1,048,828	-	1,048,828
Add: Loss on sale of assets	-	16	-	155
Add: Income taxes	39,521	10,736	94,856	47,748
Add: (Gain)/ loss on interest rate swaps	(2,071)	-	4,476	-
Add: Class survey costs	4,808	16,064	9,841	31,979
Add: Loss from issuance of shares upon restructuring	-	204,595	-	204,595
Less: Reorganization gain, net	-	(1,069,113)	-	(1,028,070)
Less: Gain from repurchase of senior notes	-	-	(125,001)	-
Adjusted EBITDA	$219,630	$120,376	$889,090	$547,534

Conference Call and Webcast: November 16, 2017
As announced, the Company's management team will host a conference call, on Thursday November 16, 2017 at 8:00 a.m. Eastern Time to discuss the Company's financial results.
Conference Call Details
Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1(866) 819-7111 (from the US), 0(800) 953-0329 (from the UK) or +(44) (0) 1452 542 301 (from outside the US). Please quote "Ocean Rig."
A replay of the conference call will be available until Thursday, November 23, 2017. The United States replay number is 1(866) 247-4222; from the UK 0(800) 953-1533; the standard international replay number is (+44) (0) 1452 550 000 and the access code required for the replay is: 55592075#.
A replay of the conference call will also be available on the Company's website at www.ocean-rig.com under the Investor Relations section.
Slides and audio webcast:
There will also be a simultaneous live webcast over the Internet, through the Ocean Rig UDW Inc. website www.ocean-rig.com. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.
About Ocean Rig UDW Inc.
Ocean Rig is an international offshore drilling contractor providing oilfield services for offshore oil and gas exploration, development and production drilling, and specializing in the ultra-deepwater and harsh-environment segment of the offshore drilling industry.
Ocean Rig's common stock is listed on the NASDAQ Global Select Market where it trades under the symbol "ORIG."
Visit the Company's website at www.ocean-rig.com

Forward-Looking Statement
Matters discussed in this release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with such safe harbor legislation.
Forward-looking statements relate to Ocean Rig's expectations, beliefs, intentions or strategies regarding the future. These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project," "should," "seek," and similar expressions. Forward-looking statements reflect Ocean Rig's current views and assumptions with respect to future events and are subject to risks and uncertainties.
The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in Ocean Rig's records and other data available from third parties. Although Ocean Rig believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond Ocean Rig's control, Ocean Rig cannot assure you that it will achieve or accomplish these expectations, beliefs or projections described in the forward- looking statements contained herein. Actual and future results and trends could differ materially from those set forth in such statements.
Important factors that, in Ocean Rig's view, could cause actual results to differ materially from those discussed in the forward-looking statements include factors related to (i) the offshore drilling market, including supply and demand, utilization, day rates and customer drilling programs, commodity prices, effects of new rigs and drillships on the market and effects of declines in commodity process and downturns in the global economy on the market outlook for our various geographical operating sectors and classes of rigs and drillships; (ii) hazards inherent in the drilling industry and marine operations causing personal injury or loss of life, severe damage to or destruction of property and equipment, pollution or environmental damage, claims by third parties or customers and suspension of operations; (iii) newbuildings, upgrades, and shipyard and other capital projects; (iv) changes in laws and governmental regulations, particularly with respect to environmental matters; (v) the availability of competing offshore drilling vessels; (vi) political and other uncertainties, including risks of terrorist acts, war and civil disturbances; piracy; significant governmental influence over many aspects of local economies, seizure; nationalization or expropriation of property or equipment; repudiation, nullification, modification or renegotiation of contracts; limitations on insurance coverage, such as war risk coverage, in certain areas; political unrest; foreign and U.S. monetary policy and foreign currency fluctuations and devaluations; the inability to repatriate income or capital; complications associated with repairing and replacing equipment in remote locations; import-export quotas, wage and price controls imposition of trade barriers; regulatory or financial requirements to comply with foreign bureaucratic actions; changing taxation policies; and other forms of government regulation and economic conditions that are beyond our control; (vii) the performance of our rigs; (viii) our new capital structure; (ix) our ability to procure or have access to financing and our ability comply with covenants in documents governing our debt; (x) our substantial leverage, including our ability to generate sufficient cash flow to service our existing debt and the incurrence of substantial indebtedness in the future; (xi) our ability to successfully employ our drilling units our customer contracts, including contract backlog, contract commencements and contract terminations; (xii) our capital expenditures, including the timing and cost of completion of capital projects; (xiii) our revenues and expenses; (xiv) complications associated with repairing and replacing equipment in remote locations; and (xv) regulatory or financial requirements to comply with foreign bureaucratic actions, including potential limitations on drilling activities; (xvi) any litigation or adverse actions that may arise from our recently completed financial restructuring. Due to such uncertainties and risks, investors are cautioned not to place undue reliance upon such forward-looking statements.

Risks and uncertainties are further described in reports of Ocean Rig filed with or submitted to the U.S. Securities and Exchange Commission, including the Company's most recently filed Annual Report on Form 20-F.
Investor Relations / Media:
Nicolas Bornozis
Capital Link, Inc. (New York) Tel. 212-661-7566
E-mail: oceanrig@capitallink.com